

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Mark Zoldan
Chief Financial Officer
Marblegate Acquisition Corp.
5 Greenwich Office Park, Suite 400
Greenwich, CT 06831

> **Re: Marblegate Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on April 1, 2022**
> **File No. 001-40862**

Dear Mr. Zoldan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction